

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 2, 2006

Mr. Michael Boswell
Chief Financial Officer
Edgewater Foods International, Inc.
5552 West Island Highway
Qualicum Beach, British Columbia, Canada V9K 2C8

> **Re: Edgewater Foods International, Inc.**
> **Form SB-2/A1 Filed July 20, 2006**
> **File No. 333-135796**
> **Form 10-KSB/A1 for Fiscal Year Ended August 31, 2005**
> **Filed July 17, 2006**
> **Form 10-QSB/A1 for Fiscal Quarter Ended February 28, 2006**
> **Filed July 17, 2006**
> **File No. 333-106955**
> **Response Letter Dated July 14, 2006**

Dear Mr. Boswell:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A1 Filed July 20, 2006

General

1.   We are continuing to review your registration statement and may have additional comments.

2.   Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your annual and interim reports. Similarly, any revisions to your annual report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner. Note that in addition to your interim report on Form 10-QSB for the quarter ended February 28, 2006, you will need to amend your Form 10-QSB for the quarter ended November 30, 2005. Please contact us regarding these revisions prior to submitting your response to this comment letter.

Executive Compensation - Summary Compensation Table, page 32

3.   Please confirm whether all the zero amounts in the table are correct. Expand footnote (2) as appropriate to discuss Mr. Michael Boswell's compensation.

Management's Discussion and Analysis

Non-GAAP Financial Measures, page 52

4.   We note your disclosure referencing use of the term "non-GAAP financial measure," although you have not specified the particular measure to which you refer. If you are using such term to refer to the estimated market values of your tenures, please remove this labeling from your measure since the term "non-GAAP financial measure" is not ordinarily associated with discussion of market values. Otherwise, disclose the information required under Item 10(h) of Regulation S-B.

Form 10-KSB/A1 for Fiscal Year Ended August 31, 2005 Filed July 17, 2006

General

5.   Please add an explanatory note to the forepart of each of your periodic reports (10-KSB, 10-QSB, 8-K) to disclose reasons for your amendment.

6.   We note that you revised the cover of your filing in response to prior comment 2. However, the wording of the question posed in the disclosure provision requires that you check the No box instead of the Yes box if you are required to file reports pursuant to Section 13 or 15d of the Exchange Act.

Financial Statements

Consolidated Statement of Stockholders' Equity, page 33

7.   We note your response to prior comment 4 indicating that you are working with
        BME + Partners to revise their audit and remove their qualified audit opinion on
        your financial statements as of August 31, 2004 and for the year then ended.
        Until such time, you have removed their audit report and labeled the 2004
        columns of your financial statements as "unaudited." Please also label the row
        "Balance at August 31, 2004" in your Statement of Stockholders' Equity as
        "unaudited."

        Additionally, please revise your Statement of Stockholders' Equity to fix the
        following typographical and footing errors that we noted:

        (a)   It appears that the $10 amount related to common stock issued for services
                should be zero in the APIC column and $10 in the Total column, based on
                your response to prior comment 14 and disclosure in your Note 12.

        (b)   It appears that the $860 amount related to common stock issued in
                connection with recapitalization should be zero in the Total column, based
                on your response to prior comment 6 and disclosure in your Note 1 that
                you received zero net assets in the reverse merger.

        (c)   The forgiveness of shareholder debt amount of $3,153,848, as referenced
                in your response to prior comment 12 and disclosure in your Note 8, is not
                correctly reflected in the APIC and Total columns.

        Please ensure that after all corrections, your August 31, 2005 ending equity
        balance foots to the right total.

Form 8-K/A2 Filed July 17, 2006

Pro Forma Consolidated Balance Sheet (Unaudited)

8.   Please label to indicate that your pro forma balance sheet is expressed in U.S.
        Dollars, based on your response to prior comment 18.

Pro Forma Consolidated Income Statement (Unaudited)

9.   Please revise your pro forma consolidated income statement to reflect
        presentation of your pro forma operating results for the 2004 fiscal year and 2005
        interim period of nine months for both Island Scallops and Heritage in accordance

with Regulation S-X, Rule 11-02, Instruction 7(c)(2) and (3). Additionally, please ensure that all amounts are in appropriate columns, as we noted several instances of amounts appearing in the Adjustments column when they should be in the Pro Forma column.

Alternatively, since you received zero net assets in the reverse merger, as disclosed in your notes to the pro forma financial statements, you may wish to consider the provision set forth in Rule 11-02(b)(1) of Regulation S-X, which may provide an accommodation if a pro forma income statement would not be meaningful, where the effects could be aptly described in narrative form. Please contact us in the course of compiling your response if you believe this would be appropriate under the circumstances.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Louis Taubman – Legal Counsel for Edgewater Foods
     Donna Levy – SEC Legal Examiner